As filed with the Securities and Exchange Commission on March 5, 2010

Registration No. 333-161713

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ATLAS PIPELINE PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	23-3011077
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Westpointe Corporate Center One

1550 Coraopolis Heights Road

Moon Township, PA 15108

(412) 262-2830

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Eugene N. Dubay

Atlas Pipeline Partners GP, LLC

Westpointe Corporate Center One

1550 Coraopolis Heights Road

Moon Township, PA 15108

(412) 262-2830

(Address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of communications to:

Lisa A. Ernst, Esq.

Mark Rosenstein, Esq.

Ledgewood

1900 Market Street, Suite 750

Philadelphia, PA 19103

(215) 731-9450

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

(Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED MARCH 5, 2010

5,379,530 Common Units

ATLAS PIPELINE PARTNERS, L.P.

This prospectus relates to the sale of up to 5,379,530 common units representing limited partner interests for the account of the selling unitholders named in this prospectus. The common units may be sold in the open market, on the New York Stock Exchange, in privately negotiated transactions or a combination of these methods. We will not receive any of the proceeds from the sale of the common units covered by this prospectus.

Our common units are quoted on the New York Stock Exchange under the symbol “APL.” The last reported sales price of our common units was $14.26 per unit on March 4, 2010.

Investing in our common units involves risks. You should carefully consider the risks described under “Risk Factors” on page 1 of this prospectus before you make an investment in our securities.

Our principal executive offices are located at Westpointe Corporate Center One, 1550 Coraopolis Heights Road, Moon Township, PA 15108. Our telephone number is (412) 262-2830.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2010

No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of our securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in the affairs of our company since the date hereof.

GUIDE TO READING THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling unitholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling unitholders. Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. See “Where You Can Find More Information.” You are urged to read this prospectus, including the “Risk Factors,” and our SEC reports in their entirety.

The following information should help you understand some of the terms used in this prospectus. Unless the context indicates otherwise:

•	the terms “the Partnership,” “we,” “our” and “us” refer to Atlas Pipeline Partners, L.P. and its subsidiaries;

•	the term “our general partner” refers to Atlas Pipeline Partners GP, LLC; and

•	we refer to natural gas liquids, such as ethane, propane, normal butane, isobutane and natural gasoline, as “NGLs.”

i

RISK FACTORS

You should carefully consider the specific risks described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC before making an investment decision. See “Where You Can Find More Information.”

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed or incorporated by reference in this prospectus may include forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this report are forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	the demand for natural gas and NGLs;

•	the price volatility of natural gas and NGLs;

•	our ability to connect new wells to our gathering systems;

•	adverse effects of governmental and environmental regulation;

•	limitations on our access to capital or on the market for our common units; and

•	the strength and financial resources of our competitors.

Other factors that could cause actual results to differ from those implied by the forward-looking statements combined herein or incorporated by reference are more fully described in the “Risk Factors” section of this prospectus. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included or incorporated by reference in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments.

USE OF PROCEEDS

This prospectus relates to our common units that may be offered and sold from time to time by the selling unitholders referred to in this prospectus. We will not receive any of the proceeds from the sale of the common units contemplated by this prospectus.

A portion of the common units covered by this prospectus were issued upon exercise of warrants to purchase our common units. From January 8, 2010 to January 12, 2010, the holders of the warrants exercised all 2,689,765 warrants for net proceeds to us of approximately $15.3 million. Proceeds from the exercise of the warrants was used to repay a portion of our outstanding indebtedness under our senior secured term loan and to enhance our hedge positions. We do not consider the repayment of debt to be material.

DESCRIPTION OF COMMON UNITS

We describe our common units under the heading “Our Partnership Agreement.”

SELLING UNITHOLDERS

The selling unitholders may from time to time offer and sell any or all of the common units set forth below pursuant to this prospectus. When we refer to “selling unitholders” in this prospectus, we mean those persons listed in the table below, and the pledges, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling unitholders’ interests in our common units other than through a public sale.

The following table sets forth, as of the date of this prospectus, the name of each selling unitholder for whom we are registering units for resale to the public, and the number of common units that each selling unitholder may offer pursuant to this prospectus, assuming exercise of all warrants held by the selling unitholders on that date. The common units being offered by the selling unitholders were acquired from us in private placements that were exempt from the registration requirements of the Securities Act. Each selling unitholder that is affiliated with a registered broker-dealer has represented to us that the common units and warrants were purchased in the ordinary course of business and that, at the time of purchase, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the common units purchased by it or the common units issuable upon exercise of the warrants held by it.

Based on the information provided to us at the time of the initial filing of the registration statement of which this prospectus is a part by each selling unitholder and as of the date the same was provided to us, assuming that the selling unitholders sell all of the common units beneficially owned by them that have been registered by us and do not acquire any additional units during the offering, each selling unitholder will not own any units other than those appearing in the column entitled “Number of common units owned after the offering.” We cannot advise you as to whether the selling unitholders will in fact sell any or all of such common units. In addition, the selling unitholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the commons unit in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

Name of selling unitholder	Number of common units owned before the offering	Number of common units being registered	Percentage of common units owned before the offering	Number of common units owned after the offering(1)	Percentage of common units owned after the offering
Morgan Stanley Strategic Investments, Inc.(2)	2,310,483	1,600,000	4.6%	710,483	*
Roth Evergreen Partners, LLC(3)	629,922	629,922	*	0	—
Susquehanna Equity Investments, Inc.(4)	3,149,608	3,149,608	6.2%	0	—

*	Less than 1%.

(1)	Assumes the selling unitholder sells all of the common units it is offering pursuant to this prospectus.

(2)	Morgan Stanley Strategic Investments, Inc. is a wholly-owned subsidiary of Morgan Stanley (ticker: MS). Ownership information relating to MS is available online at www.sec.gov.

(3)	Yoav Roth, managing member, has sole voting and investment power over these securities.

(4)	Heights Capital Management, Inc., the authorized agent of Susquehanna Equity Investments, Inc. (“SEI”), has discretionary authority to vote and dispose of the securities held by SEI and may be deemed to be the beneficial owner of these securities. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the securities held by SEI. Mr. Kobinger disclaims any such beneficial ownership of the securities. SEI is an affiliate of a registered broker-dealer.

OUR PARTNERSHIP AGREEMENT

The following is a summary of our partnership agreement, as amended through the date of this prospectus. The limited partnership agreement defines the rights and obligations pertaining to our units.

Organization and Duration

We were formed in May 1999. We will dissolve on December 31, 2098, unless sooner dissolved under the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is limited to serving as the limited partner of our operating partnership and engaging in any business activity that may be engaged in by our operating partnership or that is approved by our general partner. The operating partnership agreement provides that our operating partnership may, directly or indirectly, engage in:

•	operations as conducted on February 2, 2000, including the ownership and operation of our gathering systems;

•

any other activity approved by our general partner, but only to the extent that our general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates “qualifying income” as that term is defined in Section 7704 of the Internal Revenue Code; or

•	any activity that enhances the operations described above.

The Units

Common Units. Our common units represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. However, we were restricted under the terms of our revolving credit and term loan facility from paying distributions on our common units for the remainder of 2009. Commencing with the first fiscal quarter of 2010, we may pay distributions and purchase or redeem equity only if, pro forma for such payment, our Senior Secured Leverage Ratio is less than or equal to 2.75 to 1.00 and our “Minimum Liquidity” is at least $50 million. Senior Secured Leverage Ratio is the ratio of our consolidated senior secured funded debt (defined generally as total secured funded debt that is not subordinated to the credit facility) to Consolidated EBITDA (as defined in the credit agreement). Minimum Liquidity means:

•	the total amount classified as cash and cash equivalents on the Partnership’s consolidated balance sheet less amount classified as restricted cash plus

•	any amounts available for borrowing under the revolver portion of the credit facility.

Class B Preferred Units. In December 2008, we sold 10,000 12.0% cumulative convertible Class B preferred units of limited partner interests to Atlas Pipeline Holdings, L.P., the parent of our general partner, for cash consideration of $1,000 per unit. On March 30, 2009, Atlas Pipeline Holdings, pursuant to its right within the Class B preferred unit purchase agreement, purchased an additional 5,000 Class B preferred units at $1,000 per unit.

The Class B preferred units receive distributions of 12.0% per annum, paid quarterly on the same date as the distribution payment date for our common units. The record date of determination for holders entitled to receive distributions of the Class B preferred units will be the same as the record date of determination for common unit holders entitled to receive quarterly distributions. However, we are restricted under the terms of our revolving credit and term loan facility from paying distributions for the remainder of 2009. Commencing with the first fiscal quarter of 2010, we may pay distributions and purchase or redeem equity only if, pro forma for such payment, our Senior Secured Leverage Ratio is less than or equal to 2.75 to 1.00 and our Minimum Liquidity is at least $50 million. The Class B preferred units are not convertible into our common units. The certificate of designation also gives us the right at any time to redeem some or all of the outstanding Class B preferred units for cash at an amount equal to the Class B preferred unit liquidation value being redeemed, provided that such redemption must be exercised for no less than the lesser of 2,500 Class B preferred units or the number of remaining outstanding Class B preferred units.

Distributions paid on the Class B preferred units and the premium paid upon the redemption of the Class B preferred units, if any, will be recognized as a reduction of our net income (loss) in determining net income (loss) attributable to common unitholders and the general partner. The Class B preferred units are reflected on our consolidated balance sheet as Class B preferred equity within partners’ capital.

Limited Voting Rights

Holders of our units have limited voting rights and generally are entitled to vote only with respect to the following matters:

•	a sale or exchange of all or substantially all of our assets;

•	our dissolution or reconstitution;

•	our merger; and

•	termination or material modification of the omnibus agreement or master natural gas gathering agreement with Atlas America.

Removal of our general partner requires a two-thirds vote of all outstanding common units, excluding those held by our general partner and its affiliates. Our partnership agreement permits our general partner generally to make amendments to it that do not materially adversely affect unitholders without the approval of any unitholders.

Cash Distribution Policy

Quarterly Distributions of Available Cash. Our operating partnership is required by the operating partnership agreement to distribute to us, within 45 days of the end of each fiscal quarter, all of its available cash for that quarter. We, in turn, distribute to our partners all of the available cash received from our operating partnership for that quarter.

Available cash generally means, for any of our fiscal quarters, all cash on hand at the end of the quarter less cash reserves that our general partner determines are appropriate to provide for our operating costs, including potential acquisitions, and to provide funds for distributions to the partners for any one or more of the next four quarters. We generally make distributions of all available cash within 45 days after the end of each quarter to holders of record on the applicable record date. However, we are restricted under the terms of our revolving credit and term loan facility from paying distributions for the remainder of 2009. Commencing with the first fiscal quarter of 2010, we may pay distributions and purchase or redeem equity only if, pro forma for such payment, our Senior Secured Leverage Ratio is less than or equal to 2.75 to 1.00 and our Minimum Liquidity is at least $50 million.

Distributions of Available Cash from Operating Surplus. Cash distributions are characterized as distributions from either operating surplus or capital surplus. This distinction affects the amounts distributed to unitholders relative to our general partner.

Operating surplus means:

•	our cash balance, excluding cash constituting capital surplus, less

•	all of our operating expenses, debt service payments, maintenance costs, capital expenditures and reserves established for future operations.

Capital surplus means capital generated only by borrowings other than working capital borrowings, sales of debt and equity securities and sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets disposed of in the ordinary course of business.

We treat all available cash distributed from any source as distributed from operating surplus until the sum of all available cash distributed since we began operations equals our total operating surplus from the date we began operations until the end of the quarter that immediately preceded the distribution. This method of cash distribution avoids the difficulty of trying to determine whether available cash is distributed from operating surplus or capital surplus. We treat any excess available cash, irrespective of its source, as capital surplus, which would represent a return of capital, and we will distribute it accordingly. For a discussion of distributions of capital surplus, see “—Distributions of Capital Surplus” below.

We distribute available cash from operating surplus for any quarter in the following manner:

•	first, 98% to the common units, pro rata, and 2% to our general partner, until we have distributed $.42 for each outstanding common unit, which we refer to as the minimum quarterly distribution; and

•	after that, in the manner described in “–Incentive Distribution Rights” below.

The 2% allocation of available cash from operating surplus to our general partner includes our general partner’s percentage interest in distributions from us and our operating partnership on a combined basis.

Adjusted operating surplus for any period generally means operating surplus generated during that period, less:

•	any net increase in working capital borrowings during that period and

•	any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period,

and plus:

•	any net decrease in working capital borrowings during that period and

•	any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

Operating surplus generated during a period is equal to the difference between:

•	the operating surplus determined at the end of that period and

•	the operating surplus determined at the beginning of that period.

Incentive Distribution Rights. By “incentive distribution rights” we mean our general partner’s right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after we have made the minimum quarterly distributions and we have met specified target distribution levels, as described below. Our general partner may transfer its incentive distribution rights separately from its general partner interest without the consent of the unitholders.

We make incentive distributions to our general partner for any quarter in which we have distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution plus amounts necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution on the common units. If this condition is satisfied, the remaining available cash will be distributed as follows:

•	first, 85% to all units, pro rata, and 15% to our general partner, until each unitholder has received a total of $.52 per unit for that quarter;

•	second, 75% to all units, pro rata, and 25% to our general partner, until each unitholder has received a total of $.60 per unit for that quarter; and

•	after that, 50% to all units, pro rata, and 50% to our general partner.

The distributions to our general partner that exceed its aggregate 2% general partner interest represent the incentive distribution rights.

In connection with our private placement in July 2007, we amended our partnership agreement to subordinate incentive distributions as follows:

•	For each quarter from the quarter beginning July 1, 2007 until the quarter ending December 31, 2007, after the holders of the incentive distribution rights have received an aggregate of $3.7 million with respect to those rights, they will not be entitled to further distributions with respect to those rights until the amount distributable, but for the application of this provision, to the holders of the incentive distribution rights would have been $8.7 million.

•

For each quarter from the quarter beginning January 1, 2008 until the quarter ending June 30, 2009, after the holders of the incentive distribution rights have received an aggregate of $7.0 million with respect to those rights, they will not be entitled to further distributions with respect to those rights until the amount distributable, but for the application of this provision, to the holders of the incentive distribution rights would have been $12.0 million.

•

For each quarter from and after the quarter beginning July 1, 2009, after the holders of the incentive distribution rights have received an aggregate of $7.0 million with respect to those rights, they will not be entitled to further distributions with respect to those rights until the amount distributable, but for the application of this provision, to the holders of the incentive distribution rights would have been $10.75 million.

Any amounts not distributed to the holders of incentive distribution rights because of the operation of these provisions will be distributed 1.0101% to our general partner and 98.9899% to all unitholders.

Distributions from Capital Surplus. We distribute available cash from capital surplus in the following manner:

•	first, 98% to all units, pro rata, and 2% to our general partner, until each common unit has received distributions equal to $13.00 per unit; and

•	after that, we will distribute all available cash from capital surplus, as if it were from operating surplus.

When we make a distribution from capital surplus, we will treat it as if it were a repayment of your investment in your common units. For these purposes, the partnership agreement deems the investment to be $13.00 per common unit, which is the unit price from our initial public offering, regardless of the price you actually pay for your common units in this offering. To reflect this repayment, we will reduce the amount of the minimum quarterly distribution and the distribution levels at which our general partner’s incentive distribution rights begin, which we refer to in this prospectus as “target distribution levels,” by multiplying each amount by a fraction, determined as follows:

•	the numerator is $13.00 less all distributions from capital surplus including the distribution just made, and

•	the denominator is $13.00 less all distributions from capital surplus excluding the distribution just made.

We refer to the initial public offering price of $13.00 per common unit, less any distributions from capital surplus, as the “unrecovered unit price.”

After the minimum quarterly distribution and the target distribution levels have been reduced to zero, we will treat all distributions of available cash from all sources as if they were from operating surplus. Because the minimum quarterly distribution and the target distribution levels will have been reduced to zero, our general partner will then be entitled to receive 48% of all distributions of available cash in its capacity as general partner and holder of the incentive distribution rights, in addition to any distributions to which it may be entitled as a holder of units.

Distributions from capital surplus will not reduce the minimum quarterly distribution or target distribution levels for the quarter in which they are distributed.

Adjustment of Minimum Quarterly Distribution and Target Distribution Levels. In addition to adjustments made upon a distribution of available cash from capital surplus, we will proportionately adjust each of the following upward or downward, as appropriate, if any combination or subdivision of units occurs:

•	the minimum quarterly distribution,

•	the target distribution levels,

•	the unrecovered unit price,

•	the number of common units issuable upon conversion of the subordinated units, and

•	other amounts calculated on a per unit basis.

For example, if a two-for-one split of the common units occurs, we will reduce the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price of the common units to 50% of their initial levels.

We will not make any adjustment for the issuance of additional common units for cash or property.

We may also adjust the minimum quarterly distribution and the target distribution levels if legislation is enacted or if existing law is modified or interpreted in a manner that causes us or our operating partnership to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In this event, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter after that time to amounts equal to the product of:

•	the minimum quarterly distribution and each of the target distribution levels multiplied by

•	one minus the sum of:

•	the highest marginal federal income tax rate which could apply to the partnership that is taxed as a corporation plus

•

any increase in the effective overall state and local income tax rate that would have been applicable in the preceding calendar year as a result of the new imposition of the entity level tax, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes, but only to the extent of the increase in rates resulting from that legislation or interpretation.

For example, assuming we are not previously subject to state and local income tax, if we became taxable as a corporation for federal income tax purposes and subject to a maximum marginal federal, and effective state and local, income tax rate of 40%, then we would reduce the minimum quarterly distribution and the target distribution levels to 60% of the amount immediately before the adjustment.

Distributions of Cash Upon Liquidation. When we commence dissolution and liquidation, we will sell or otherwise dispose of our assets and adjust the partners’ capital account balances to reflect any resulting gain or loss. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our partnership agreement and by law. After that, we will distribute the proceeds to the unitholders and our general partner in accordance with their capital account balances, as so adjusted.

We maintain capital accounts in order to ensure that the partnership’s allocations of income, gain, loss and deduction are respected under the Internal Revenue Code. The balance of a partner’s capital account also determines how much cash or other property the partner will receive on liquidation of the partnership. A partner’s capital account is credited with (increased by) the following items:

•	the amount of cash and fair market value of any property (net of liabilities) contributed by the partner to the partnership, and

•	the partner’s share of “book” income and gain (including income and gain exempt from tax).

A partner’s capital account is debited with (reduced by) the following items:

•	the amount of cash and fair market value (net of liabilities) of property distributed to the partner, and

•	the partner’s share of loss and deduction (including some items not deductible for tax purposes).

Partners are entitled to liquidating distributions in accordance with their capital account balances.

Upon our liquidation, any gain, or unrealized gain attributable to assets distributed in kind, will be allocated to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common units, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

•	the unrecovered unit price, and

•	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs.

•	third, 85% to all units, pro rata, and 15% to our general partner, until there has been allocated under this paragraph an amount per unit equal to:

•	the excess of the $.52 target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence less

•

the cumulative amount per unit of any distribution of available cash from operating surplus in excess of the minimum quarterly distribution per unit that was distributed 85% to the units, pro rata, and 15% to our general partner for each quarter of our existence;

•	fourth, 75% to all units, pro rata, and 25% to our general partner, until there has been allocated under this paragraph an amount per unit equal to:

•	the excess of the $.60 target distribution per unit over the $.52 target distribution per unit for each quarter of our existence less

•

the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that was distributed 75% to the units, pro rata, and 25% to our general partner for each quarter of our existence; and

•	after that, 50% to all units, pro rata, and 50% to our general partner.

Upon our liquidation, any loss will generally be allocated to our general partner and the unitholders in the following manner:

•

first, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	after that, 100% to our general partner.

In addition, we will make interim adjustments to the capital accounts at the time we issue additional equity interests or make distributions of property. We will base these adjustments on the fair market value of the interests or the property distributed and we will allocate any gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive interim adjustments to the capital accounts, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional equity interests, our distributions of property, or upon our liquidation, in a manner which results, to the extent possible, in the capital account balances of our general partner equaling the amount which would have been our general partner’s capital account balances if we had not made any earlier positive adjustments to the capital accounts.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution and the amendment of our partnership agreement, and to make consents and waivers under our partnership agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

So long as a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act and otherwise acts in conformity with the provisions of our partnership agreement, the limited partner’s liability under the Delaware Act will be limited to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined that a limited partner participated in the control of our business, then the limited partner could be held personally liable for our obligations under Delaware law to the same extent as our general partner. This liability would extend only to persons who transact business with us who reasonably believe that the limited partner is a general partner. However, what constitutes participating in the control of a limited partnership’s business has not been clearly established in all states. If it were determined, for example, that the right, or exercise of a right, by the limited partners to:

•	remove our general partner,

•	approve some amendments to our partnership agreement, or

•	take other action under our partnership agreement

constituted participation in the control of our business, then limited partners could be held liable for our obligations to the same extent as our general partner.

Under the Delaware Act, we cannot make a distribution to a partner if, after the distribution, all our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property, exceed the fair value of our assets. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which he could not ascertain from our partnership agreement.

Our operating partnership currently conducts business in Kansas, Oklahoma, and Texas. The limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest in our operating partnership or otherwise, conducting business in any state under the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner. We operate in a manner our general partner considers reasonable and appropriate to preserve the limited liability of the limited partners.

Transfer Agent and Registrar

American Stock Transfer and Trust Company is the registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except that the following fees must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges,

•	special charges for services requested by a holder of a common unit, and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of cash distributions.

We have agreed to indemnify the transfer agent, its agents and each of their particular shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in its capacity as our transfer agent, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

The transfer agent will not record a transfer of common units, and we will not recognize the transfer, unless the transferee executes and delivers a transfer application. The form of transfer application appears on the reverse side of the certificates representing the common units. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted as a substituted limited partner;

•	automatically requests admission as a substituted limited partner;

•	agrees to be bound by the terms and conditions of our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to officers of our general partner and, if one is ever appointed, our liquidator, as specified in our partnership agreement; and

•	makes the consents and waivers contained in our partnership agreement.

An assignee will become a substituted limited partner as to the transferred common units upon the consent of our general partner and the recordation of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver the transfer applications. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to the rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner. A purchaser or transferee of common units who does not execute and deliver a transfer application will have only

•	the right to assign the common units to a purchaser or other transferee and

•	the right to transfer the right to seek admission as a substituted limited partner.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application will not receive

•

cash distributions or federal income tax allocations unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application and

•	may not receive federal income tax information or reports furnished to record holders of common units.

The transferor of common units must provide the transferee with all information necessary to transfer the common units. The transferor will not be required to insure the execution of the transfer application by the transferee and will have no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. See “–Status as Limited Partner or Assignee.”

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations, even if either of us has notice of an attempted transfer.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests, debt and other securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. We have funded, and will likely continue to fund, acquisitions through the issuance of additional common units or other equity securities and debt securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of our general partner, may have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner must make additional capital contributions to the extent necessary to maintain its combined 2% general partner interest in us and in our operating partnership. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest that existed immediately before each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which it may withhold in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed in “—No Unitholder Approval” below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments. No amendment may be made that would:

•

change the percentage of outstanding units required to take partnership action, unless approved by the affirmative vote of unitholders constituting at least the voting requirement sought to be reduced;

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which may be given or withheld in its sole discretion;

•	change our term;

•	provide that we are not dissolved upon the expiration of our term or upon an election to dissolve us by our general partner that is approved by holders of a majority of the units of each class; or

•	give any person the right to dissolve us other than our general partner’s right to dissolve us with the approval of holders of a majority of the units of each class.

The provision of our partnership agreement preventing the amendments having the effects described above can be amended upon the approval of the holders of at least 90% of the outstanding common units.

No Unitholder Approval. Our general partner may amend our partnership agreement, without the approval of the unitholders, to:

•	change our name, the location of our principal place of business, our registered agent or registered office;

•	reflect the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

qualify us or continue our qualification as a limited partnership under the laws of any state or to ensure that neither we nor our operating partnership will be taxed as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

prevent us or our general partner, or its directors, officers, agents or trustees, from being subject to the provisions of the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974;

•	authorize additional limited or general partner interests;

•	reflect changes required by a merger agreement that has been approved under the terms of our partnership agreement;

•	permit us to form or invest in any entity, other than the operating partnership, permitted by our partnership agreement;

•	change our fiscal year or taxable year; and

•	make other changes substantially similar to any of the matters described above.

In addition, our general partner may amend our partnership agreement, without the approval of the unitholders, if those amendments:

•	do not adversely affect the limited partners in any material respect;

•

are necessary to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary to facilitate the trading of limited partner interests or to comply with any rule or guideline of any securities exchange or interdealer quotation system on which the limited partner interests are or will be listed for trading;

•	are necessary for any action taken by our general partner relating to splits or combinations of units; or

•	are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval. Except in the case of the amendments described above under “—No Unitholder Approval,” amendments to our partnership agreement will not become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner or cause us or our operating partnership to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such). Subject to obtaining the opinion of counsel, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected.

Merger, Sale or Other Disposition of Our Assets

Our general partner may not, without the prior approval of holders of a majority of the outstanding units, cause us to sell, exchange or otherwise dispose of all of substantially all of our assets, including by way of merger, consolidation or other combination, or approve on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our operating partnership. However, our general partner may mortgage or otherwise grant a security interest in all or substantially all of our assets or sell all or substantially all of our assets under a foreclosure without that approval. Furthermore, provided that conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our and their assets to, a newly formed entity if the sole purpose of that merger or conveyance changes our legal form into another limited liability entity.

The unitholders are not entitled to dissenters’ rights of appraisal in the event of a merger, consolidation, sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue until December 31, 2098, unless terminated sooner upon:

•	the election of our general partner to dissolve us, if approved by the holders of a majority of the outstanding units;

•	the sale, exchange or other disposition of all or substantially all of our assets and those of our operating partnership;

•	the entry of a decree of judicial dissolution of us; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than the transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last item above, the holders of a majority of the units may also elect, within specific time limitations, to reconstitute us by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of a majority of the units subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

we, the reconstituted limited partnership, and the operating partnership would not be taxed as a corporation or otherwise be taxed as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Unless we are reconstituted and continue as a new limited partnership, upon our liquidation a liquidator will be selected to liquidate our assets and apply the proceeds of the liquidation as described in “—Cash Distribution Policy—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as our general partner without first obtaining approval from the unitholders by giving 90 days’ written notice. Our general partner may also sell or otherwise transfer all of its general partner interests in us without the approval of the unitholders as described below under “–Transfer of General Partner Interest and Incentive Distribution Rights.” Upon withdrawal, we must reimburse our general partner for all expenses incurred by it on our behalf or allocable to us in connection with operating our business.

If our general partner withdraws, other than as a result of a transfer of all or a part of its general partner interests in us, the holders of a majority of the units may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved and liquidated, unless within 180 days after that withdrawal the holders of a majority of the units agree in writing to continue our business and to appoint a successor general partner. See “—Termination and Dissolution.”

Our general partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding common units, excluding common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal is also subject to the approval of a successor general partner by the vote of the holders of a majority of the common units, excluding common units held by our general partner and its affiliates. If our general partner is removed under circumstances where cause does not exist and does not consent to that removal:

•	the omnibus agreement with Atlas America, in which it agrees to connect wells to our gathering systems will terminate as to any future wells drilled by Atlas America;

•

the master natural gas gathering agreement with Atlas America will not apply to any future wells drilled by Atlas America although it will continue as to wells connected to the gathering system at the time of removal;

•	the obligations of Atlas America to provide assistance for the extension of our gathering systems and in the identification and acquisition of gathering systems from third parties will terminate; and

•

our general partner will have the right to convert its general partner interests and incentive distribution rights into common units or to receive cash in exchange for those interests from the successor general partner.

Our partnership agreement defines “cause” as existing where a court has rendered a final, non-appealable judgment that our general partner has committed fraud, gross negligence or willful or wanton misconduct in its capacity as general partner.

Withdrawal or removal of our general partner as our general partner also constitutes its withdrawal or removal as the general partner of our operating partnership.

In the event of removal of our general partner under circumstances where cause exists or a withdrawal of our general partner that violates our partnership agreement, a successor general partner will have the option to purchase the general partner interests and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed, the departing general partner will have the option to require the successor general partner to purchase those interests for their fair market value. In each case, fair market value will be determined by agreement between the departing general partner and the successor general partner. If they cannot reach an agreement, an independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree on an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value. If the purchase option is not exercised by either the departing general partner or the successor general partner, the general partner interests and incentive distribution rights will automatically convert into common units equal to the fair market value of those interests. The successor general partner must indemnify the departing general partner (or its transferee) from all of our debt and liability arising on or after the date on which the departing general partner becomes a common unitholder as a result of the conversion. Except for this limited indemnity right and the right of the departing general partner to receive distributions on its common units, no other payments will be made to our general partner after withdrawal.

Transfer of General Partner Interest and Incentive Distribution Rights

Our general partner may transfer all or any part of its general partner interest without obtaining the consent of the unitholders. As a condition to the transfer of a general partner interest, the transferee must assume the rights and duties of the general partner to whose interest it has succeeded, furnish an opinion of counsel regarding limited liability and tax matters, agree to acquire all of the general partner’s interest in our operating partnership and agree to be bound by the provisions of the partnership agreement of our operating partnership.

The members of our general partner may sell or transfer all or part of their interest in our general partner to an affiliate without the approval of the unitholders. Atlas America and its affiliates have agreed that they will not divest their interest in our general partner without also divesting to the same acquiror their ownership interest in subsidiaries which act as the general partner of oil and gas investment partnerships sponsored by them.

Our general partner or a later holder may transfer its incentive distribution rights to an affiliate or another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets to, that person without the prior approval of the unitholders. However, the transferee must agree to be bound by the provisions of our partnership agreement.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Atlas Pipeline Partners GP, LLC as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group will lose voting rights on all of its units and the units will not be considered outstanding for the purposes of noticing meetings, determining the presence of a quorum, calculating required votes and other similar matters. In addition, the removal of our general partner under circumstances where cause does not exist and our general partner does not consent to that removal has the adverse consequences described under “—Withdrawal or Removal of Our General Partner.”

Limited Call Right

If at any time not more than 20% of the outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date selected by our general partner on at least 10 but not more than 60 days’ notice.

The purchase price is the greater of:

•

the highest cash price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Meetings; Voting

Except as described above under “–Change of Management Provisions,” unitholders or assignees who are record holders of units on a record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a substituted limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Any action to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the same number of units as would be necessary to take the action. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Except as described above under “—Change of Management Provisions,” each record holder will have a vote in accordance with his percentage interest, although additional limited partner interests having different voting rights could be issued. See “—Issuance of Additional Securities.” Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner.

We or the transfer agent will deliver any notice, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement to the record holder.

Status as Limited Partner or Assignee

An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner sharing in allocations and distributions, including liquidating distributions.

Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. See “—Meetings; Voting.” We will not treat transferees who do not execute and deliver a transfer application as assignees or as record holders of common units, and they will not receive cash distributions, federal income tax allocations or reports furnished to record holders. See “–Transfer of Common Units.”

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish this information within 30 days after a request for it, or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, then the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under the partnership agreement, we will indemnify the following persons, by reason of their status as such, to the fullest extent permitted by law, from and against all losses, claims or damages arising out of or incurred in connection with our business:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner, any departing general partner or the operating partnership or any affiliate of a general partner, any departing general partner or the operating partnership; or

•

any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person.

Our indemnification obligation arises only if the indemnified person acted in good faith and in a manner the person reasonably believed to be in, and not opposed to, our best interests. With respect to criminal proceedings, the indemnified person must not have had reasonable cause to believe that the conduct was unlawful.

Any indemnification under these provisions will be only out of our assets. Our general partner will not be personally liable for the indemnification obligations and will not have any obligation to contribute or loan funds to us in connection with it. The partnership agreement permits us to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

Our general partner keeps appropriate books on our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we also furnish or make available summary financial information within 90 days after the close of each quarter.

We furnish each record holder information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. We expect to furnish information in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders depends on the cooperation of unitholders in supplying us with specific information. We will furnish every unitholder with information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, the certificate of limited partnership and related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	other information regarding our affairs that is just and reasonable.

Our general partner intends to keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

TAX CONSIDERATIONS

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Ledgewood, P.C., tax counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

The following discussion does not address on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge you to consult, and depend on, your own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to you of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Ledgewood and are based on the accuracy of the representations made by us.

We have not received, and will not request, a ruling from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Ledgewood. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Ledgewood has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”);

•

whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Disposition of Common Units — Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account its share of items of income, gain, loss and deduction of the partnership in computing its federal income tax liability, regardless of whether cash distributions are made to it by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in its partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “qualifying income exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Ledgewood is of the opinion that at least 90% of our current gross income constitutes qualifying income.

We have not received, and will not seek, a ruling from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Ledgewood that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership for federal income tax purposes.

In rendering its opinion, Ledgewood has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Ledgewood has relied are:

•	Neither we nor our operating partnership or any operating subsidiary has elected or will elect to be treated as a corporation; and

•

For each taxable year, more than 90% of our gross income will be income that Ledgewood has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the qualifying income exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the qualifying income exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation of us as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Ledgewood’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Counsel is also of the opinion, based upon and in reliance upon those same representations set forth under “—Partnership Status,” that

•	assignees who have executed and delivered transfer applications and are awaiting admission as limited partners, and

•

unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as our partners for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Counsel’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his or her status as a partner with respect to such units for federal income tax purposes. See “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income. We do not pay any federal income tax. Instead, each unitholder is required to report on his or her income tax return his or her allocable share of our income, gains, losses and deductions without regard to whether we make cash distributions to that unitholder. Consequently, we may allocate income to our unitholders although we have made no cash distribution to them. Each unitholder will be required to include in income his or her allocable share of our income, gain, loss and deduction for our taxable year ending with or within his or her taxable year.

Treatment of Distributions. Our distributions generally will not be taxable for federal income tax purposes to the extent of a unitholder’s tax basis in his or her common units immediately before the distribution. Our cash distributions in excess of that tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. See “—Limitations on Deductibility of Our Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his or her share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his or her tax basis in our common units, if the distribution reduces his or her share of our “unrealized receivables,” including depreciation recapture, or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, known collectively as “Section 751 assets.” To that extent, a unitholder will be treated as having been distributed his or her proportionate share of the Section 751 assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him or her. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income under Section 751(b) of the Internal Revenue Code. That income will equal the excess of:

•	the non-pro rata portion of that distribution over

•	his or her tax basis for the share of Section 751 assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions. In prior taxable years, unitholders received cash distributions that exceeded the amount of taxable income allocated to the unitholders. This excess was partially the result of depreciation deductions, but was primarily the result of special allocations to our general partner of taxable income earned by our operating subsidiary which caused a corresponding reduction in the amount of taxable income allocable to us. Since these special allocations increased our general partner’s capital account, the distribution it would receive upon our liquidation will be increased and distributions to unitholders would be correspondingly reduced. It is possible that upon liquidation common unitholders will recognize taxable income in excess of liquidation distributions.

Tax Rates. In general the highest effective United States federal income tax rate for individuals is currently 35% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Alternative Minimum Tax. Although we do not expect to generate significant tax preference items or adjustments, each unitholder will be required to take into account his distributive share of any items of our income, gain, deduction or loss for purposes of the alternative minimum tax.

Basis of Common Units. A unitholder’s initial tax basis for his or her common units will be the amount he or she paid for the common units plus his or her share of our nonrecourse liabilities. That basis will be increased by his or her share of our income and by any increases in his or her share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by our distributions to him or her, by his or her share of our losses, by any decreases in his or her share of our nonrecourse liabilities and by his or her share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized.

Limitations on Deductibility of Our Losses. The deduction by a unitholder of his or her share of our losses will be limited to the tax basis in his or her units and, in the case of an individual unitholder or a corporate unitholder that is subject to the “at risk” rules (for example, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than its tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his or her units, excluding any portion of that basis attributable to his or her share of our nonrecourse liabilities, reduced by any amount of money he or she borrows to acquire or hold the units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his or her share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or your investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of his or her entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” As noted, a unitholder’s share of our net passive income will be treated as investment income for this purpose. In addition, a unitholder’s share of our portfolio income will be treated as investment income. Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Allocation of Income, Gain, Loss and Deductions. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to our general partner, gross income will be allocated to it to the extent of these distributions. See “—Ratio of Taxable Income to Distributions.” If we have a net loss for the entire year, the amount of that loss will generally be allocated first to our general partner and the unitholders in accordance with their particular percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

As required by the Internal Revenue Code some items of our income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner referred to in this discussion as “contributed property,” and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of this offering. The effect of these allocations to a unitholder purchasing common units will be essentially the same as if the tax basis of our assets were equal to their fair market value as of the date of this prospectus. In addition, specified items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders.

Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Ledgewood is of the opinion that, with the exception of the issues described in “—Disposition of Common Units—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be recognized for federal income tax purposes in determining a partner’s share of an item of our income, gain, loss or deduction.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the person on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders and our general partner. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event he could file a claim for credit or refund.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of ownership of those units. If so, the unitholder would no longer own units for federal income tax purposes during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, deduction or loss with respect to those units would not be reportable by the unitholder;

•	any cash distributions we make to that unitholder with respect to those units would be fully taxable; and

•	all of those distributions would appear to be treated as ordinary income.

Unitholders desiring to assure ownership of their units for tax purposes and avoid these consequences should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See also “—Disposition of Common Units—Recognition of Gain or Loss.” Because the IRS has not announced the results of its study and there is no authority addressing the treatment of short sales of partnership interests, Ledgewood is unable to opine on the treatment of such short sales.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the accrual method of accounting and the tax year ending December 31 for federal income tax purposes. Each unitholder must include in income his or her share of our income, gain, loss and deduction for our taxable year(s) ending within or with his or her taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31, and who disposes of all of his or her units following the close of our taxable year but before the close of his or her taxable year, must include his or her share of our income, gain, loss and deduction in income for his or her taxable year, with the result that he or she will be required to report income for his or her taxable year for his or her share of more than one year of our income, gain, loss and deduction.

Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of property contributed and the tax basis established for that property will be borne by our general partner and the unitholders. See “—Tax Treatment of Unitholders—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we acquire or construct is depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to our property may be required to recapture those deductions as ordinary income upon a sale of his units. See “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

Uniformity of Units. We must maintain economic and tax uniformity of the units to all holders. A lack of tax uniformity can result from a literal application of Treasury Regulation Sections 1.167(c)-1(a)(6) and 1.197-2(g)(3). Any resulting non-uniformity could have a negative impact on the value of the common units by reducing the tax deductions available to a purchaser of units. See “—Disposition of Common Units—Section 754 Election.”

We intend to continue to depreciate or amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property in a way that will avoid non-uniformity of tax treatment among unitholders. See “—Disposition of Common Units—Section 754 Election.” If we determine that this position cannot reasonably be taken, we may adopt a different position in an effort to maintain uniformity. This could result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. The IRS may challenge any method of depreciating the Section 743(b) adjustment we adopt. If such a challenge were made and sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. See “—Disposition of Common Units—Recognition of Gain or Loss.”

Valuation of Our Properties. The federal income tax consequences of the ownership and disposition of units depends in part on our estimates of the relative fair market values of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we make many of the relative fair market value estimates ourselves. These estimates are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to such adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis in the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus his or her share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price is less than his original cost.

Should the IRS successfully contest our method of depreciating or amortizing the Section 743(b) adjustment, described under “—Disposition of Common Units—Section 754 Election,” attributable to contributed property, a unitholder could realize additional gain from the sale of units than had our method been respected. In that case, the unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to him of greater overall taxable income than appropriate. Due to the lack of final regulations, Ledgewood is unable to opine as to the validity of the convention but believes a contest by the IRS is unlikely because a successful contest could result in substantial additional deductions to other unitholders.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on that sale. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, Treasury regulations allow a selling unitholder, who can identify units transferred with an ascertainable holding period, to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will not be able to select high or low basis common units to sell, as would be the case with corporate stock, but may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the Treasury regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. Our taxable income and losses are determined annually, prorated on a monthly basis and apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the New York Stock Exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders as of the opening of the New York Stock Exchange on the first business day of the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction accrued after the date of transfer.

The use of this method may not be permitted under existing Treasury regulations. Accordingly, Ledgewood is unable to opine on the validity of this method of allocating income and deductions between transferors and transferees of units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. Under our partnership agreement, we are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury regulations.

A unitholder who owns units at any time during a quarter and who disposes of them before the record date set for a cash distribution for that quarter will be allocated a share of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) to reflect his or her purchase price. This election does not apply to a person who purchases common units directly from us. The adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a partner’s inside basis in our assets will be considered to have two components:

•	his or her share of our tax basis in our assets (“common basis”) and

•	his or her Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have), a portion of the adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), an adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. A literal application of these different rules result in lack of uniformity. Under our partnership agreement, our general partner is authorized to adopt a position intended to preserve the uniformity of units even if that position is not consistent with the Treasury Regulations. See “—Tax Treatment of Operations—Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of property previously contributed to us, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property. If this contributed property is not amortizable, we will treat that portion as non-amortizable. This method is consistent with the regulations under Section 743. This method, however, is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3), neither of which is expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment exceeds that amount, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a different position which could result in lower annual depreciation or amortization deductions than would otherwise be allowable to specified unitholders. See “—Tax Treatment of Operations—Uniformity of Units.”

The allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to allocate some or all of any Section 743(b) adjustment to goodwill not so allocated by us. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets.

A Section 754 election is advantageous if the transferee’s tax basis in his or her units is higher than the units’ share of the aggregate tax basis of our assets immediately before the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his or her share of our assets for purposes of calculating, among other items, his or her depreciation and depletion deductions and share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his or her units is lower than the units’ share of the aggregate tax basis of our assets immediately before the transfer. Thus, the fair market value of the units may be affected either favorably or adversely by the election.

The calculations involved in the Section 754 election are complex and we will make them on the basis of assumptions as to the value of our assets and other matters. There is no assurance that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Notification Requirements. A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Dissolutions and Terminations

Upon our dissolution, our assets will be sold and any resulting gain or loss will be allocated among our general partner and the unitholders. See “—Tax Consequences of Unit Ownership—Allocation of Income, Gain Loss and Deductions.” We will distribute all cash to our general partner and unitholders in liquidation in accordance with their positive capital account balances. See “Our Partnership Agreement—Cash Distribution Policy—Distributions of Cash on Liquidation” in the accompanying prospectus.

We will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year might result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. See “—Tax Treatment of Operations—Accounting Method and Taxable Year.” We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our taxable income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and thus will be taxable to that unitholder.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. T he American Jobs Creation Act of 2004 generally treats income from the ownership of a “qualified publicly traded partnership” as qualified income to a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership. Accordingly, we anticipate that all of our income will be treated as qualified income to a regulated investment company.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States on account of ownership of our units. As a consequence they will be required to file federal tax returns reporting their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income that is effectively connected with the conduct of a United States trade or business and which is allocable to foreign partners. Under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate on cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN in order to obtain credit for the taxes withheld.

Because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in its “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

Information Returns and Audit Procedures. We furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his or her share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which is generally not reviewed by counsel, we take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder’s share of income, gain, loss and deduction. We cannot assure you that those accounting and reporting positions will yield a result that conforms with the requirements of the Internal Revenue Code, regulations, or administrative interpretations of the IRS. We also cannot assure you that the IRS will not successfully contend in court that those accounting and reporting positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of that unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the “tax matters partner” for these purposes. The partnership agreement appoints our general partner as our tax matters partner.

The tax matters partner will make some elections on our behalf and on behalf of unitholders. In addition, the tax matters partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits and by unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is

•	a person that is not a United States person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) is audited by the IRS. See “Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the Internal Revenue Code:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions and potentially greater amounts than described below at “Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority” or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction allocated to unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000. If the valuation claimed on a return is 200% or more than the current valuation, the penalty imposed increases to 40%.

Registration as a Tax Shelter. We registered as a “tax shelter” under the law in effect at the time of our initial public offering and were assigned tax shelter registration number 99344000008. Issuance of a tax shelter registration number to us does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. The American Jobs Creation Act of 2004 repealed the tax shelter registration rules and replaced them with a new reporting regime. However, IRS Form 8271, as revised after the American Jobs Creation Act, nevertheless requires a unitholder to continue to report our tax shelter registration number on the unitholder’s tax return for any year in which the unitholder claims any deduction, loss or other benefit, or reports any income, with respect to our common units. The IRS also appears to take the position that a unitholder who sells or transfers our common units after the American Jobs Creation Act must continue to provide our tax shelter registration number to the transferee. Unitholders are urged to consult their tax advisors regarding the application of the tax shelter registration rules.

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his or her investment in us. We currently own property or do business in Kansas, Oklahoma and Texas. Each of these states, except Texas, currently imposes a personal income tax. We may also own property or do business in other states in the future. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See “—Tax Consequences of Ownership—Entity-Level Collections.” Based on current law and our anticipated future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his or her investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his or her own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns that may be required of him or her. Ledgewood has not rendered an opinion on the state or local tax consequences of an investment in us.

Investment by Employee Benefit Plans

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether, in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things,

•

the equity interests acquired by employee benefit plans are publicly offered securities, i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

•

the entity is an “operating company,” i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

•

there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because we satisfy the first requirement above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

PLAN OF DISTRIBUTION

The registration of the common units offered by this prospectus does not necessarily mean that any of the units will be offered or sold by the selling unitholders or their respective donees, pledgees or other transferees or successors in interest. We will not receive any proceeds from the sale of the common units offered by this prospectus.

Subject to certain restrictions on transfer that may be applicable to the selling unitholders, they may sell the common units described in this prospectus and any prospectus supplement to one or more underwriters for public offering and sale, or they may sell the common units to investors directly or through dealers or agents.

The selling unitholders may act independently of us in making decisions with respect to the timing, manner and size of each of their sales. The selling unitholders may make sales on the New York Stock Exchange or otherwise, at prices and under terms prevailing at the time of the sale, or at prices related to the then-current market price, at fixed prices, or in privately negotiated transactions. The selling unitholders may sell the common units offered by this prospectus by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resales by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the common units as agent, but may position and resell a portion of the block as principal to facilitate the transaction; or

•	privately negotiated transactions, which include direct sales to purchasers and sales effected through agents.

In effecting sales, broker-dealers engaged by the selling unitholders may arrange for other broker-dealers to participate. Broker-dealers may receive compensation from the selling unitholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the common units for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions and will be in amounts to be negotiated.

The distribution of the common units also may be effected from time to time in one or more underwritten transactions. Any underwritten offering may be on a “best efforts” or a “firm commitment” basis. In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling unitholders or from purchasers of the units. Underwriters may sell the common units to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Any underwriting compensation paid by any selling unitholder to underwriters or agents in connection with the offering of these common units, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of these common units may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of these common units may be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriter, dealer or agent involved in the offer and sale of these common units will be named in the applicable prospectus supplement.

In addition, any securities registered and offered pursuant to this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The selling unitholders may be required by the securities laws of some states to offer and sell the common units only through registered or licensed brokers or dealers.

We have agreed to pay all expenses incident to the offering and sale of the common units offered by this prospectus, other than commissions, discounts and fees of underwriters, broker-dealers or agents. We have agreed to indemnify the selling unitholders against certain liabilities to which they may become subject in connection with the sale of the common units registered under this prospectus, including liabilities arising under the Securities Act.

If a prospectus supplement so indicates, the selling unitholders may authorize agents, underwriters or dealers to solicit offers by institutional investors to purchase the common units to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any institutional investor or on the number of common units that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve.

LEGAL MATTERS

The validity of the common units and tax matters will be passed upon for us by Ledgewood, Philadelphia, Pennsylvania.

EXPERTS

The (i) consolidated financial statements of Atlas Pipeline Partners, L.P. and subsidiaries incorporated by reference in this registration statement from Atlas Pipeline Partners, L.P.’s Annual Report on Form 10-K for the year ended December 31, 2009, audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto (which report expresses an unqualified opinion and contains an explanatory paragraph concerning the retrospective adjustments related to the adoption of new methods of accounting for non-controlling interests and calculating earnings per unit), and (ii) management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this registration statement from the Atlas Pipeline Partners, L.P.’s Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to this offering. This prospectus constitutes only a part of the registration statement and does not contain all of the information set forth in the registration statement, its exhibits and its schedules.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov or at our website at www.atlaspipelinepartners.com. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the public reference room.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this prospectus.

We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009; and

•	our Current Report on Form 8-K filed on January 8, 2010.

You may request a copy of any document incorporated by reference in this prospectus without charge by writing or calling us at:

Atlas Pipeline Partners, L.P.

Westpointe Corporate Center One

1550 Coraopolis Heights Road

Moon Township, PA 15108

(412) 262-2830

Attn: Brian Begley

bbegley@atlaspipelinepartners.com

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer to sell these securities or soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus or the documents we have incorporated by reference is accurate as of any date other than the date on the front of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits

The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

3.1	Certificate of Limited Partnership(1)

3.2(a)	Second Amended and Restated Agreement of Limited Partnership(2)

3.2(b)	Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership(3)

3.2(c)	Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership(4)

3.2(d)	Amendment No. 3 to Second Amended and Restated Agreement of Limited Partnership(6)

3.2(e)	Amendment No. 4 to Second Amended and Restated Agreement of Limited Partnership(7)

3.2(f)	Amendment No. 5 to Second Amended and Restated Agreement of Limited Partnership(11)

3.2(g)	Amendment No. 6 to Second Amended and Restated Agreement of Limited Partnership(13)

3.3	Amended and Restated Certificate of Designation for 12% Cumulative Convertible Class B Preferred Units(13)

4.1	Common unit certificate(1)

4.2	8 1/8% Senior Notes Indenture dated December 20, 2005(12)

4.3	8 3/4% Senior Notes Indenture dated June 27, 2008(9)

5.1*	Opinion of Ledgewood as to the legality of the securities being registered

8.1*	Opinion of Ledgewood relating to tax matters

10.1(a)	Revolving Credit and Term Loan Agreement dated July 27, 2007 by and among Atlas Pipeline Partners, L.P., Wachovia Bank, National Association and the several guarantors and lenders hereto(4)

10.1(b)	Amendment No. 1 and Agreement to the Revolving Credit and Term Loan Agreement, dated June 12, 2008(7)

10.1(c)	Increase Joinder dated June 27, 2008(10)

10.1(d)	Amendment No. 2 to Revolving Credit and Term Loan Agreement, dated May 29, 2009 (14)

10.2	Class B Preferred Unit Purchase Agreement dated December 30, 2008, by and between Atlas Pipeline Partners, L.P. and Atlas Pipeline Holdings, L.P.(11)

10.3	Registration Rights Agreement dated December 30, 2008, by and between Atlas Pipeline Partners, L.P. and Atlas Pipeline Holdings, L.P. (11)

10.4	Purchase Agreement dated as of January 27, 2009, between Atlas Pipeline Partners, L.P., Atlas Pipeline Finance Corporation, Sunlight Capital Partners, LLC, Elliott Associates, L.P. and Elliott International, L.P. (5)

10.5	Form of Common Unit Purchase Agreement dated August 17, 2009, by and among Atlas Pipeline Partners, L.P. and the purchasers party thereto(15)

10.6	Form of Registration Rights Agreement dated August 20, 2009, by and among Atlas Pipeline Partners, L.P. and the purchasers party thereto (15)

10.7	Form of Warrant to purchase common units dated August 20, 2009(15)

10.8	Form of First Amendment to Warrant to purchase common units dated January 7, 2010(22)

10.9	Purchase Option Agreement between Atlas Pipeline Mid-Continent WestTex, LLC and Pioneer Natural Resources USA, Inc. dated July 27, 2007(4)

10.10	Amended and Restated Long-Term Incentive Plan(23)

10.11	Atlas Pipeline Mid-Continent, LLC 2009 Equity-Indexed Bonus Plan(23)

10.12	Form of Atlas Pipeline Mid-Continent, LLC 2009 Equity-Indexed Bonus Plan Grant Agreement(23)

10.13	Formation and Exchange Agreement dated March 31, 2009 between Williams Field Services Group, LLC, Williams Laurel Mountain, LLC, Atlas Pipeline Partners, L.P., Atlas Pipeline Operating Partnership, L.P. and APL Laurel Mountain, LLC(17)

10.14	Employment Agreement, dated as of January 15, 2009, between Atlas America, Inc. and Eugene N. Dubay(17)

10.15	Securities Purchase Agreement dated April 7, 2009, by and between Atlas Pipeline Mid-Continent, LLC and Spectra Energy Partners OLP, LP(18)

10.16(a)	Revolving Credit Agreement among Atlas Pipeline Holdings, L.P., Atlas Pipeline Partners GP, LLC, Wachovia Bank, National Association, and other banks party thereto, dated as of July 26, 2006(18)

10.16(b)	First Amendment to the Revolving Credit Agreement dated June 1, 2009, by and among Atlas Pipeline Holdings, L.P., Atlas Pipeline Partners GP, LLC, Wachovia Bank, National Association and the lenders thereunder(19)

10.17	Atlas Pipeline Holdings II, LLC Limited Liability Company Agreement(19)

10.18	ATN Option Agreement dated as of June 1, 2009, by and among APL Laurel Mountain, LLC, Atlas Pipeline Operating Partnership, L.P. and Atlas Energy Resources, LLC(20)

10.19	Amended and Restated Limited Liability Company Agreement of Laurel Mountain Midstream, LLC dated as of June 1, 2009(20)

10.20	Letter Agreement, dated as of August 31, 2009, between Atlas America, Inc. and Eric Kalamaras(21)

10.21	Phantom Unit Grant Agreement between Atlas Pipeline Mid-Continent, LLC and Eric Kalamaras, dated September 14, 2009(21)

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges(23)

23.1	Consent of Grant Thornton LLP

23.3*	Consent of Ledgewood (contained in Exhibits 5.1 and 8.1)

24.1*	Power of Attorney (included in signature pages)

* Previously filed.

(1)	Previously filed as an exhibit to registration statement on Form S-1 on January 20, 2000.
(2)	Previously filed as an exhibit to registration statement on Form S-3 on April 2, 2004.
(3)	Previously filed as an exhibit to quarterly report on Form 10-Q for the quarter ended June 30, 2007.
(4)	Previously filed as an exhibit to current report on Form 8-K on July 30, 2007.
(5)	Previously filed as an exhibit to current report on Form 8-K on January 29, 2009.
(6)	Previously filed as an exhibit to current report on Form 8-K on January 8, 2008.
(7)	Previously filed as an exhibit to current report on Form 8-K on June 16, 2008.
(8)	[Intentionally Omitted]
(9)	Previously filed as an exhibit to current report on Form 8-K on June 27, 2008.
(10)	Previously filed as an exhibit to current report on Form 8-K on July 3, 2008.
(11)	Previously filed as an exhibit to current report on Form 8-K on January 6, 2009.
(12)	Previously filed as an exhibit to current report on Form 8-K on December 21, 2005.
(13)	Previously filed as an exhibit to current report on Form 8-K on April 3, 2009.
(14)	Previously filed as an exhibit to current report on Form 8-K on June 1, 2009.
(15)	Previously filed as an exhibit to current report on Form 8-K on August 20, 2009.
(16)	Previously filed as an exhibit to annual report on Form 10-K for the year ended December 31, 2008.
(17)	Previously filed as an exhibit to quarterly report on Form 10-Q for the quarter ended March 31, 2009.
(18)	Previously filed as an exhibit to quarterly report on Form 10-Q for the quarter ended June 30, 2009.
(19)	Previously filed as an exhibit to current report on Form 8-K on June 2, 2009.
(20)	Previously filed as an exhibit to current report on Form 8-K on June 5, 2009.
(21)	Previously filed as an exhibit to quarterly report on Form 10-Q for the quarter ended September 30, 2009.
(22)	Previously filed as an exhibit to current report on Form 8-K on January 8, 2010.
(23)	Previously filed as an exhibit to annual report on Form 10-K for the year ended December 31, 2009.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

II-1

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Philadelphia, Commonwealth of Pennsylvania, on March 5, 2010.

ATLAS PIPELINE PARTNERS, L.P.
By:	Atlas Pipeline Partners GP, LLC

By:	/s/ Eric T. Kalamaras
Name: Its:	Eric T. Kalamaras Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated for Atlas Pipeline Partners GP, LLC on March 5, 2010.

/s/ Gerald R. Shrader
Gerald R. Shrader, as attorney in fact for:

Edward E. Cohen	Chairman of the Managing Board

Jonathan Z. Cohen	Vice Chairman of the Managing Board

Eugene N. Dubay	President, Chief Executive Officer and Managing Board Member

Tony C. Banks	Managing Board Member

Curtis D. Clifford	Managing Board Member

Martin Rudolph	Managing Board Member

Michael L. Staines	Managing Board Member

/s/ Eric T. Kalamaras Eric T. Kalamaras	Chief Financial Officer

/s/ Robert W. Karlovich, III Robert W. Karlovich, III	Chief Accounting Officer

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